UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2016

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Pierre Dulin

Name: Pierre Dulin
Title: General Manager

 FOR IMMEDIATE RELEASE

BLADEX ANNOUNCES QUARTERLY DIVIDEND PAYMENT

FOR SECOND QUARTER 2016

Panama City, Republic of Panama, July 20, 2016 - Banco Latinoamericano de Comercio Exterior, S.A. (Bladex) (NYSE: BLX), announced today a quarterly cash dividend of US$0.385 per share corresponding to the second quarter 2016.

The cash dividend was approved by the Board of Directors at its meeting held July 19, 2016, and is payable August 17, 2016 to the Bank’s stockholders as of the August 3, 2016 record date.

As of June 30, 2016, Bladex had 39,095,583.78 shares outstanding of all classes.

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, initiated operations in 1979 to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, operates throughout the Region with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

For further information, please access Bladex’s website at www.bladex.com or contact:

Mr. Christopher Schech, Chief Financial Officer

E-mail address: cschech@bladex.com, Tel.: (+507) 210-8630

Head Office Address: Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama, Republic of Panama